UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 29 April, 2026

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

ENCLOSURES:

Sens announcement dated 29 April 2026: Sasol Financing USA LLC announces final results of cash tender offer for outstanding debt securities

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)

Sasol Ordinary Share codes:	JSE: SOL	NYSE: SSL
Sasol Ordinary ISIN codes:	ZAE000006896	US8038663006
Sasol BEE Ordinary Share code:	JSE: SOLBE1	
Sasol BEE Ordinary ISIN code:	ZAE000151817	

(Equity issuer)

Sasol Financing Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1998/019838/06)
Company code: SFIE
LEI: 378900A5BC68CC18C276
(Debt issuer)

SASOL FINANCING USA LLC ANNOUNCES FINAL RESULTS OF CASH TENDER OFFER FOR OUTSTANDING DEBT SECURITIES

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO, OR TO ANY PERSON RESIDENT AND/OR LOCATED IN, ANY JURISDICTION WHERE SUCH RELEASE, PUBLICATION OR DISTRIBUTION IS UNLAWFUL

Sasol Financing USA LLC (NYSE: SSL) ("Sasol" or the "Company") announced today the final tender results of its previously announced tender offer (the “Capped Tender Offer”) and that it is accepting to purchase for cash $333,797,000 aggregate principal amount (the “Capped Maximum Amount”) of its 8.750% notes due 2029 (the “2029 Notes”). The Capped Tender Offer has been made pursuant to the terms and conditions set forth in the Offer to Purchase dated March 30, 2026 (the “Offer to Purchase”). The Company refers investors to the Offer to Purchase for the complete terms and conditions of the Capped Tender Offer. Unless otherwise defined herein, terms defined in the Offer to Purchase (as defined below) are used herein as therein defined.

As of 5:00 p.m., New York City time, on April 28, 2026 (such date and time, the “Capped Tender Offer Expiration Date”), according to information provided to Kroll Issuer Services Limited, the tender agent for the Capped Tender Offer, the aggregate principal amount of the 2029 Notes listed in the table below has been validly tendered and not validly withdrawn. Withdrawal rights for the 2029 Notes expired at 5:00 p.m., New York City time, April 28, 2026.

					Dollars per $1,000 Principal Amount of 2029 Notes[(2)]				
Title of Security	**CUSIP/ ISIN Number**	**Principal Amount Outstanding[(1)]**	**Aggregate Principal Amount of 2029 Notes Validly Tendered**	**Aggregate Principal Amount of 2029 Notes Accepted for Purchase**	**Capped Tender Offer Consideration**	**Early Tender Premium**	**Total Consideration**	**Proration Factor**	**Listing Venue**
8.750% notes due 2029	144A – 80386W AF2 / US80386WAF23 Regulation S - U8035U AC6 / USU8035UAC63	$1,000,000,000	$532,168,000	$333,797,000	$1,022.50	$30.00	$1,052.50	58.04%	Frankfurt Stock Exchange Open Market (*Freiverkehr*)

(1) Principal amount outstanding as of the Commencement Date.
(2) Does not include Accrued Interest, which will also be payable as provided herein.
(3) Includes the Early Tender Premium (as defined in the Offer to Purchase).

The Company expects to make payment for the accepted 2029 Notes on April 30, 2026 (the “Capped Tender Offer Settlement Date”). The consideration to be paid for the 2029 Notes validly tendered and not validly withdrawn per $1,000 principal amount of such 2029 Notes validly tendered and accepted

for purchase pursuant to the Capped Tender Offer is the amount set forth in the table above under the heading “Total Consideration”. The amounts set forth in the table above under “Total Consideration” include an early tender premium of $30.00 per $1,000 principal amount of 2029 Notes accepted for purchase (the “Early Tender Premium”). Each holder who validly tendered and did not validly withdraw its 2029 Notes at or prior to the Early Tender Date and whose 2029 Notes are accepted for purchase will be entitled to receive the applicable “Total Consideration” set forth in the table above under the heading “Total Consideration,” which includes the Early Tender Premium. All holders of 2029 Notes accepted for purchase will also receive accrued interest from, and including, the most recent applicable interest payment date preceding the Capped Tender Offer Settlement Date to, but not including, the Capped Tender Offer Settlement Date. All the 2029 Notes accepted for purchase were tendered by the Early Tender Date and no instructions have been tendered thereafter.

Information relating to the capped tender offer

The complete terms and conditions of the Capped Tender Offer are set forth in the Offer to Purchase. Investors with questions regarding the terms and conditions of the Capped Tender Offer may contact J.P. Morgan Securities plc at +44 20 2468 or by email to em_europe_lm@jpmorgan.com (Attention: Liability Management) and MUFG Securities EMEA plc at +44 20 7577 1374 or by email to Hybrids.LM@int.sc.mufg.jp (Attention: Liability Management Group).

Kroll Issuer Services Limited is the tender agent for the Capped Tender Offer. Any questions regarding procedures for tendering 2029 Notes or request for copies of the Offer to Purchase should be directed to Kroll Issuer Services Limited by any of the following means: by telephone at +44 20 7704 0880; by email at sasol@is.kroll.com; or by internet at the following web address: https://deals.is.kroll.com/sasol.

29 April 2026
Sandton, Johannesburg

Equity Sponsor: Merrill Lynch South Africa Proprietary Limited t/a BofA Securities

Debt Sponsor: Absa Corporate and Investment Bank, a division of Absa Bank Limited

About Sasol

A global chemicals and energy company, Sasol harnesses its knowledge and over 75 years' experience in the production and marketing of chemicals and fuels to integrate sophisticated technologies and processes into world-scale operating facilities, striving to safely and sustainably source, produce and market a range of high-quality products globally. Additional information can be found on the Company's website at **https://www.sasol.com/** or at the Company's address below:

Sasol Financing USA LLC
12120 Wickchester Lane
Houston, Texas 77079
United States of America

Disclaimer

This press release does not constitute an offer to sell or purchase, or a solicitation of an offer to sell or purchase, or the solicitation of tenders with respect to, the 2029 Notes. No offer, solicitation, purchase or sale will be made in any jurisdiction in which such an offer, solicitation or sale would be unlawful. The Capped Tender Offer is being made solely pursuant to the Offer to Purchase made available to holders of the 2029 Notes. Further, nothing contained herein shall constitute an offer to sell or a solicitation of an offer to buy any debt securities that are the subject of the Debt Financing. None of the Company or its affiliates, their respective boards of directors, the dealer managers, the tender agent or the trustee with respect to the 2029 Notes is making any recommendation as to whether or not holders should tender or refrain from tendering all or any portion of their 2029 Notes in

response to the Capped Tender Offer. Holders are urged to evaluate carefully all information in the Offer to Purchase, consult their own investment and tax advisors and make their own decisions whether to tender 2029 Notes in the Capped Tender Offer, and, if so, the principal amount of 2029 Notes to tender.

This document and any documents detailing the investment or investment activity to which this announcement relates are for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the "Financial Promotion Order"), (ii) are persons falling within Article 43(2) ("members and creditors of certain bodies corporate") of the Financial Promotion Order, (iii) are persons falling within Article 49(2)(a) to (d) ("high net worth companies, unincorporated associations etc.") of the Financial Promotion Order, (iv) are outside the United Kingdom, or (v) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as "relevant persons"). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

This tender offer is not intended to be offered or otherwise made available to and should not be offered or otherwise made available to any retail investor in any member state of the EEA in circumstances in which this tender offer is restricted to non-retail investors. For these purposes, a "retail investor" means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, "MiFID II"); or (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the "IDD"), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II.

Forward-looking statement

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are generally identified through the inclusion of words such as "aim", "anticipate", "believe", "drive", "estimate", "expect", "expressed confidence", "forecast", "future", "goal", "guidance", "intend", "may", "objective", "outlook", "plan", "position", "potential", "project", "seek", "should", "strategy", "target", "will" or variations of such words and other similar expressions. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialize, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated in such forward-looking statements. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include among others, and without limitation:

- *the outcome in pending and developing regulatory matters and the effect of changes in regulation and government policy;*
- *the political, social and fiscal regime and economic conditions and developments in the world, especially in those countries in which we operate;*
- *the outcome of legal proceedings including tax litigation and assessments;*
- *our ability to maintain key customer relations in important markets;*
- *our ability to improve results despite increased levels of competition;*
- *our ability to exploit our oil, gas and coal reserves as anticipated;*
- *the continuation of substantial growth in significant developing markets;*
- *the ability to benefit from our capital investment program;*
- *the accuracy of our assumptions in assessing the economic viability of our large capital projects and growth in significant developing areas of our business;*
- *the ability to gain access to sufficient competitively priced gas, oil and coal reserves and other commodities;*

- *the impact of environmental legislation and regulation on our operations and access to natural resources;*
- *our success in continuing technological innovation;*
- *the success of our Broad Based Black Economic Empowerment ownership transaction;*
- *our ability to maintain sustainable earnings despite fluctuations in oil, gas and commodity prices, foreign currency exchange rates and interest rates;*
- *our ability to maintain sufficient levels of cash at all times;*
- *our ability to attract and retain sufficient skilled employees;*
- *the impact of the imposition of tariffs, sanctions, and trade restrictions in the countries we operate, or targeting the countries in which we operate;*
- *our ability to consummate the Tender Offers or the Debt Financing on the anticipated terms, if at all; and*
- *our success at managing the foregoing risks.*

For further discussion of factors that could cause one or more of these future events or results not to occur as implied by any forward-looking statement, see "Risk Factors" in our most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission ("SEC") and any subsequent current report on Form 6-K that we file, available from the SEC's website. Sasol undertakes no duty to publicly update or revise any forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 29 April 2026

By: /sgd/E Viljoen
Name: E Viljoen
Title: Group Company Secretary